September 15, 2011

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                          DineEquity, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 4, 2011

File No. 001-15283

Dear Mr. Krikorian:

This letter sets forth responses from DineEquity, Inc. (the “Company,” “we” or “us”) to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the letter, dated August 19, 2011, with respect to the Company’s Annual Report on Form 10-K filed with the Commission on March 4, 2011 for the fiscal year ended December 31, 2010 (SEC File No. 001-15283) (the “Form 10-K”). For the convenience of the Staff, we have set forth below each of the Staff’s comments in bold type, followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2010

Notes to the Consolidated Financial Statements

Note 3. Receivables, page 93

1.                                    We note your response to prior comment 2. We acknowledge your response that past due amounts are not material, however, you do not disclose this in your footnotes in order to satisfy ASC 310-10-50-7A. Further, confirm that you do not modify the original payment terms under any circumstances. That is, please tell us whether the aging categories are determined based on the original payment terms. In addition, your current disclosures do not appear to fully address the disclosure requirements outlined in ASC 310-10-50-27 to 30. For example, we note that you have not disclosed a credit quality indicator and related disclosures. Please advise.

Response

Please note that in preparing the disclosures in our Form 10-K, we followed the guidance in ASC 105-10-05-6 which advises that the provisions of the Codification need not be applied to immaterial items.

Mr. Stephen Krikorian	Page 2
U.S. Securities and Exchange Commission	September 15, 2011

In addition to the quantitative assessment of the materiality of past due amounts as noted in our response to prior comment 2, we made additional quantitative and qualitative assessments of the relative materiality of our franchise and equipment notes and financing lease receivables that are within the scope of the disclosure requirements listed in ASC 310-10-50. Quantitatively, the total gross balance of our franchise and equipment notes and financing lease receivables represented approximately 8.5% of our consolidated balance sheet as of December 31, 2010. As noted in our response to prior comment 2, past due amounts of franchise and equipment notes and financing lease receivables totaled less than 1% of the gross balance of the receivables, or .085% of the consolidated balance sheet.

While it is not a regular business practice to modify payment terms, we cannot state that payment terms are never modified under any circumstances. Modifications are infrequent.

Qualitatively, we assessed that fact that an extremely significant majority of these receivables arose when we were operating under the “Previous Business Model” as described in Item 1. Business on page 11 of Form 10-K. As therein described, under this model, for a new franchised restaurant we typically financed the initial franchise fee and sale of the equipment and leased the premises to the franchisee. Under our “Current Business Model,” described on page 10 of Form 10-K and in effect for substantially all new IHOP restaurants developed after 2003, the franchise developer must use their own capital or arrange for third-party financial sources as we no longer provide such financing. Therefore, we are not continually adding new receivables subject to the disclosure requirements of ASC 310-10-50. As of December 31, 2003, the balance of our franchise and equipment notes and financing lease receivables was approximately $371 million; as of December 31, 2010 the balance was approximately $251 million. The substantial majority of the decrease in the balance was cash collections of those receivables as reported in our Statements of Cash Flows for fiscal years 2004 to 2010.

In summary, while the subject receivables are within the scope of ASC 310-10-50, we determined that, based on these quantitative and qualitative assessments of materiality and the guidance in ASC 105-10-05-6, the disclosures were not required.

As requested, in future filings with the Commission, we will explicitly state that delinquency is the primary indicator of the credit quality of franchise and equipment notes and financing lease receivables and that any past due amounts are not material.

Mr. Stephen Krikorian	Page 3
U.S. Securities and Exchange Commission	September 15, 2011

Note 20. Income Taxes, page 132

2.                                    We note your response to prior comment 3. Please provide a more detailed analysis of the error that addresses all the factors outlined in SAB Topic 1M.

Response

In addition to the materiality considerations addressed in our response to prior comment 3, we note the following additional considerations as to the materiality of the $3.3 million reversal of a deferred tax asset recognized in earnings for the year ended December 31, 2010:

•

The error arose in estimating the fair value of a deferred tax asset as part of allocation of the purchase price of the Applebee’s acquisition. The degree of imprecision inherent in such estimates is high;

•

The error did not mask a change in earnings. Net loss as reported was $2.8 million; net income would have been $0.5 million without the reversal. Either result would represent a decline from net income of $31.4 million reported for the fiscal year ended December 31, 2009;

•	The error did not hide a failure to meet analysts’ consensus expectations for the Company as the error resulted in an understatement of earnings for the fiscal year ended December 31, 2010;
•

The error changed what would have been net income of $0.5 million to a loss of $2.8 million. However, earnings available to common stockholders would have been a net loss in either case. Further, as noted above, either result would have been a decline from net income of $31.4 million reported for the year ended December 31, 2009;

•

The error did not concern a segment or portion of our business that has been identified as playing a significant role in our operations or profitability. The error related to income taxes and we do not allocate income taxes to individual operating segments;

•	The error did not affect our compliance with any regulatory requirements;
•

The error did not affect our compliance with loan covenants or other contractual requirements. Our primary loan covenants are ratios based on a measure of EBITDA as defined in the loan documents, and that measure was not affected  by the error in reported income taxes;

•

The error did not have the effect of increasing management’s compensation. Neither net income/loss nor net income/loss per share are factors in determining the award of bonuses or other forms of incentive compensation; and

•	The error did not involve the concealment of an unlawful transaction.

Based on these considerations and those addressed in our response to prior comment 3, we concluded the $3.3 million reversal of a deferred tax asset recognized in earnings was not material to our December 31, 2010 financial statements.

Mr. Stephen Krikorian	Page 4
U.S. Securities and Exchange Commission	September 15, 2011

Should you have any further questions, comments or informational requests, please contact me at (818) 637-3628, or via e-mail at gregg.kalvin@dineequity.com.

Sincerely,

/s/ Greggory Kalvin
Greggory Kalvin
Senior Vice President, Corporate Controller